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                              June 15, 2021

       Carl Stanton
       Chief Executive Officer
       Focus Impact Acquisition Corp.
       250 Park Avenue, Ste. 911
       New York, NY, 10177

                                                        Re: Focus Impact
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 3, 2021
                                                            File No. 333-255448

       Dear Mr. Stanton:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 3, 2021

       General

   1. Article Twelve of your Form of Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2, states
that your exclusive forum provision will not apply to claims arising under the Securities
Act. However, we note that the disclosure in your Registration
                                                        Statement filed on
April 23, 2021 (in your Risk Factors on page 67 and Description of
                                                        Securities on page 152)
states that your Amended and Restated Articles of Incorporation will provide concurrent
jurisdiction in the Court of Chancery and the federal district court for the District of
Delaware for any claims arising under the Securities Act. Please revise to reconcile this
inconsistency.
 Carl Stanton
FirstName  LastNameCarl
Focus Impact  Acquisition Stanton
                          Corp.
Comapany
June       NameFocus Impact Acquisition Corp.
     15, 2021
June 15,
Page 2 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Peter S. Seligson, Esq.